UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

The unaudited condensed interim consolidated financial statements of Rosetta Genomics Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2015, are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

In addition, as previously reported, on April 13, 2015, the Company completed its acquisition of CynoGen Inc. (“CynoGen”) from Prelude Corporation, a Fjord Ventures portfolio company. In connection with this acquisition, the Company is also filing the unaudited historical financial information for CynoGen for the three months ended March 31, 2015 and unaudited combined pro forma condensed financial information for the six months ended June 30, 2015, as Exhibit 99.2 and Exhibit 99.3, respectively, to this Form 6-K, which are incorporated herein by reference. The unaudited combined pro forma condensed financial information gives effect to certain pro forma events related to the acquisition of CynoGen and has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the post-acquisition combined company.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338

Exhibits

Exhibit Number	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2015.

99.2	CynoGen Inc. unaudited financial statements as of and for the three months ended March 31, 2015.

99.3	Rosetta Genomics Ltd. unaudited combined pro forma condensed consolidated Statements of Operations for the six months ended June 30, 2015.

101	The following materials from Exhibit 99.1 to this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Interim Consolidated Balance Sheets, (ii) the Condensed Interim Consolidated Statements of Loss, (iii) the Condensed Interim Consolidated Statements of Changes in Shareholders' Equity, (iv) the Condensed Interim Consolidated Statements of Cash Flows, and (v) Notes to Condensed Interim Consolidated Financial Statements..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 26, 2015	By:	/s/ Oded Biran

Oded Biran Chief Legal Officer and Corporate Secretary